This Non-Exclusive Dealer Agreement ("Agreement") effective as of April , 1999, is entered into by and between FUJITSU BUSINESS COMMUNICATION SYSTEMS, INC., a California corporation, 3190 Miraloma Avenue, Anaheim, California 92806 ("Fujitsu") and Method Products Corporation ("Dealer"), a Corporation having offices at l3Ol W. Copons Rd. F-l-, Pompano Bch, Florida, for purchase, distribution, and resale of certain products and equipment manufactured, marketed and/or distributed by Fujitsu.

WITNESETH:

WHEREAS, Fujitsu has developed a Dealer program to distribute Fujitsu Products and Fujitsu intends to appoint Dealers in the United States; and

WHEREAS, Fujitsu is interested in selecting Dealers for Fujitsu Products who are able to provide professional marketing, sales efforts and competent service, and as a result a high level of customer satisfaction; and

WHEREAS, the Dealer has applied to become a Dealer for Fujitsu Products and Fujitsu in reliance on representations made by said Dealer, has approved such application and wishes to enter into this Agreement with said Dealer.

NOW, THEREFORE, in consideration of the recitals above and the mutual covenants herein contained, the parties hereto agree as follows:

1. APPOINTMENTS NON-EXCLUSIVE DEALER AND ASSIGNED SALES AREA-

1.1 Subject to the terms and conditions herein Fujitsu hereby appoints Dealer and Dealer accepts appointment as a non-exclusive dealer of the Fujitsu Products listed on Attachment A hereto and made a part of this Agreement (hereinafter referred to as "Product(s)"). The Agreement shall also apply to Application Processor products and Other Equipment Manufacturer (OEM) manufactured by third parties that Dealer has agreed to market by execution of an amendment to this Agreement for each such Application Processor or OEM and product.


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1.2 The purpose of promoting, marketing, reselling, and servicing (if applicable) the Products only in its primary target markets as indicated below (hereinafter referred to as "Assigned Sales Area"): Territory: Florida.

In no event shall Dealer export to any other countries any of the products sold to it by Fujitsu.

The dealer will not actively seek to compete with a GTE, sponsored Fujitsu bid inside GTE franchised dial tone areas.

2. TERM

2.1 The initial term of this Agreement shall be for a period of twelve (12) months from the date the Agreement is signed. This Agreement shall be automatically renewed for an additional and successive twelve (12) month period(s), subject to the termination provisions herein, unless either party shall give written notice of termination at least sixty (60) days prior to the end of the then current Agreement period, in which event termination shall be effective at the end of the then current Agreement period.

3. PRODUCT DEVELOPMENT

3.1 Fujitsu reserves the right at any time and from time to time to change the specifications or designs of its Products. Fujitsu shall be under no obligation to make any such change to any of the Products previously shipped to Dealer.

3.2 It is further agreed that Fujitsu has the right at its sole option, to discontinue the manufacture and/or sale of any of its Products subject to this Agreement upon at least sixty (60) days prior notice to the Dealer.


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4. OBLIGATIONS AND DUTIES OF DEALER

4.1 In addition to and subject to the other provisions of this Agreement. Dealer hereby further specifically agrees as follows:

a) Dealer shall exercise its best efforts to create and maintain goodwill for Fujitsu and Dealer, in a manner consistent with the terms of this Agreement and applicable law.

b) Dealer shall meet its training requirements as set forth in Section 13 herein.

c) Dealer shall actively solicit and promote the sale of the Products in the Assigned Sales Area and provide adequate service support to its customers.

d) Dealer shall ensure that each end user which acquires any of the Products is provided proper installation support and operational training Dealer must register with Fujitsu the site location and end user name for each Product sold, for purposes of warranty and software licensing.

e) Dealer shall maintain complete, current and accurate records of purchases from Fujitsu, inventory and sales of Products, and such other business records as may be required by Fujitsu.

f) Dealer shall work with a Fujitsu representative to develop a twelve (12) month sales forecast for the Products and an ongoing ninety (90) day sales forecast each month. Each such forecast shall indicate units of the Products as well as total dollar amounts.

g) Dealer shall maintain adequate financial stability to carry out the terms of this Agreement.

h) Dealer shall be fully responsible for all the acts and omissions of its branches, agents and employees and shall indemnify, protect defend and hold Fujitsu harmless against all claims, damages, losses, costs or expenses made against incurred or sustained by Fujitsu by reason of any act or omission of Dealer, its branches, agents or employees, or any breach or default of this Agreement by Dealer.

i) Dealer shall actively participate in the resolution of customer complaints, comply with all Fujitsu sales, advertising, operations, credit marketing, service and other policies, comply with applicable federal, state, and local laws, regulations, and licensing requirements, and properly store and handle the Products.

j) Dealer shall stock adequate spare parts for the Products to meet customer demands. Dealer will comply with all Fujitsu recommendations for stocking Product spare parts. Dealer may utilize its demo system to meet its initial spare parts inventory requirement.



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k) Dealer shall respond on site to customer service requests for major malfunctions of an attendant console, loss of special service network capabilities, or loss of 10% or more of incoming, outgoing or station-to-station service) within four (4) hours and to all other customer service requests within twenty-four (24) hours of receipt or within such shorter periods as the customer and Dealer shall agree. Dealer will make service trouble records available to Fujitsu upon request.

l) Dealer shall maintain an adequate documentation library for all Fujitsu products sold (including all software releases and Fujitsu Application Processors).

m) Dealer shall not solicit to employ, hire or retain nor shall it actually employ, hire or retain any trained technician or any other employee of FBCS or FBCS' authorized Dealers, without prior written approval.

n) Dealer shall not offer to service, sell products to, or in any way solicit or take business away from or provide products or service to customers of FBCS and FBCS' other authorized Dealer's installed based. Notwithstanding the foregoing, Dealer may sell products or services to other FBCS Dealer's customers only if such customer has approached Dealer for such products or services.

m) Dealer must include a Purchase Order for demonstration (demo) equipment with the dealer application and dealer agreement. Fujitsu and the Dealer will jointly determine the minimum configuration requirements for demonstration units. The F9600 demo systems will be priced from the autoquote using the "F9600 System Discount Schedule"(see attachment "A-1"). additional 10% discount will be applied against the autoquote discount schedule. Any F9600 Master Pack ordered as a demo system is not subject to any discount. Fujitsu F9600 Application Processors are subject to a 25% discount. Demo system(s) purchased by Dealer may not be resold. Dealer Demo system shall be Net 90 day terms.

n) Comply with the minimum annual volume purchase requirement as described in Section 7 and Attachment A of this Agreement


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4.2 FINANCIAL STATEMENTS

Dealer shall furnish to Fujitsu continuously, quarterly unaudited financial statements and audited annual financial statements certified by Dealer's certified public accountant or its Chief Financial Officer. If audited shipments are not available dealer will provide unaudited statements. Upon or prior to signing this Agreement Dealer shall furnish its most recent financial statements, three trade references and one bank reference.

5. OBLIGATIONS AND DUTIES OF FUJITSU

5.1 In addition to and subject to the other provisions of this Agreement Fujitsu shall, while this Agreement is in effect:

a) Supply Dealer with reasonable start-up quantities of Fujitsu Product sales literature, and promotional materials.

b) Make available reasonable Sales Engineering support On-site Sales Engineering support will require Dealer to provide reasonable advance notice.

c) Make available technical assistance pursuant to Attachment Supply Dealer with I (one) complimentary copy, on CD ROM of the current release for:

d) F9600 General Description and Feature Descriptions Manual for Authorized F9600 Dealers. Additional documentation can be purchased through Customer Service.

e) Fujitsu shall not solicit to employ, hire or retain nor shall it actually employ, hire or retain any employee of Dealer, without prior written approval of Dealer.

f) Fujitsu shall not offer to service, sell products to, or in any way solicit or take business away from or provide products or services to customers of Dealer and Dealer's other authorized installed base. Notwithstanding the foregoing Fujitsu may sell products or services to other Dealer's customers only if such customer has approached Fujitsu for such products or services.



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6. RELATIONSHIP OF PARTIES

6.1 The parties agree that Dealer is an independent contractor and is not a legal representative, franchisee, or agent of Fujitsu for any purpose whatsoever. Dealer my not and acknowledges it is not authorized by Fujitsu to, transact business, incur obligations, craft responsibilities, stop goods or otherwise act in any manner in the name of or on behalf of Fujitsu, or to make any promise, agreement, warranty or representation with respect to the Products or any other matter in the name of or on behalf of Fujitsu

6.2 During the term of this Agreement and thereafter, Fujitsu reserves the right without obligation or liability to the Dealer, to market Products which are the same as or similar to the Products which are the subject of this Agreement in Dealers Assigned Sales Area or other geographic areas, either directly or through other dealer/dealers or through other types of distribution channels. Fujitsu reserves the right for any reason whatsoever to increase or decrease the number of Fujitsu Dealers or Dealers.

6.3 Dealer shall market the Products directly to end users only and not to other dealers. The Dealer shall have no right to, and agrees it will not appoint any other dealer or Dealer as its agent or otherwise.

7. ANNUAL VOLUME COMMITMENT

7.1 Dealer agrees to order and take delivery of, during the initial twelve (12) month term of this Agreement and each subsequent year of this Agreement, Products having an aggregate net discounted invoice value equal to the Annual Volume commitment amount agreed to by Dealer and Fujitsu in Attachment A hereto (referred to herein as the, Annual Volume Commitment,), including any Annual Volume Commitment adjusted pursuant to Section '7.2. The Price to be invoiced Dealer for each Product upon Shipment during the effectiveness of this Agreement shall be the list price current on the date the Orders arc received by Fujitsu less the discount appearing on Attachment A hereto based on Dealer's Annual Volume Commitment For Dealers who have signed an Amendment to distribute one or more Application Processor products or OEM product distributed by Fujitsu all Orders place on Application Processors manufactured by a third party or OEM product distributed by Fujitsu will be credited towards Dealer's current Annual Volume Commitment.

7.2 Three (3) months from first anniversary of the effective date of this Agreement and in each year thereafter, three (3) month from the anniversary of the effective date of this Agreement Fujitsu will review the performance of Dealer up to that point including bookings, aggregate shipments and any other relevant issues pertaining to the sale of Fujitsu Products by and to Dealer. Based upon this review, an evaluation shall be made by Fujitsu as to whether Dealer is reasonably capable of meeting the Annual Volume Commitment previously agreed to. If Fujitsu, in its sole discretion believes that Dealer will not before the annual anniversary of the Agreement place and order for, and take delivery of sufficient equipment for Dealer to meet the Annual Volume Commitment Fujitsu shall so notify the Dealer and the Dealer shall place an order, with Fujitsu no later than 45 days before the Anniversary of the Agreement with a value sufficient to bring the Dealer total purchases for the year to at least the Annual Volume Commitment. The delivery date for such order shall be before the annual anniversary date of the Agreement. If Dealer fails to place such an order, Fujitsu shall invoice Dealer for the difference between Dealers purchases to date and the Annual Volume Commitment. Fujitsu my also, at its sole discretion terminate this Agreement pursuant to Section 22.2(f).



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8. ORDERS

8.1 Products to be sold to Dealer during the term of this Agreement will be by way of purchase orders ("Orders") placed by the Dealer with Fujitsu. All preprinted terms and conditions on such Orders shall be governed and superseded by the terms and conditions of this Agreement and this Agreement shall in all events be the controlling document.

8.2 All Orders shall include a fully completed Fujitsu order package which shall contain the information set forth in Attachment B hereto. Fujitsu reserves the right to accept or reject such Orders or any part thereof for any reason. Orders shall not be effective or binding upon Fujitsu unless and until accepted by Fujitsu. All Orders and shipments by Fujitsu shall be governed by the terms and conditions of this Agreement. Dealer's Orders once accepted by Fujitsu are binding contractual commitments and shall be subject to Fujitsu's fees and charges upon any cancellation or revocation, such fees and charges to be 25% of the amount of the Orders unless Fujitsu otherwise notifies Dealer in writing.

8.4 All material returned to Fujitsu requires the use of a Return Material Authorization set forth in Attachment D hereto. A 25% restocking fee of the product price will be charged to the dealer if returned to Fujitsu after 30 days or found to be dealer error. Material and/or equipment being returned to Fujitsu for credit my only be returned if (a) the material and/or equipment is new, unopened and unused condition; and (b) the material and/or equipment was not shipped to Dealer more than six months prior to the date for the request of a Return Material Authorization.

8.5 Shipment of Orders, which Fujitsu accepts, will be handled on a schedule that is reasonably established by Fujitsu consistent with the current Product availability schedule at the time an Order is submitted.

8.6 Within twenty (20) days after receipt of Products or related goods by Dealer, Dealer shall notify Fujitsu in writing of any defect in or damage to such Products. Failure to do so shall be deemed conclusive proof that the Products were received without damage or observable defect and shall constitute a waiver of all claims against Fujitsu or the shipper arising out of such defect or damage, except that Fujitsu's product warranty shall remain in effect for non-apparent defects.

8.7 Fujitsu's list prices and the discounts in Attachment A shall also not necessarily apply where the Orders specify non-manufactured or nonstandard or specially configured Fujitsu Products or services, where the terms and conditions are other than those of this Agreement or where the delivery schedule provides for shipment more than three months beyond the termination date of this Agreement Prices and discounts in said instances shall be a matter of separate negotiations between the parties.


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9. PRODUCT ALLOCATION

Fujitsu reserves the exclusive right to allocate shipments of available Product inventories.

10. PAYMENT AND GRANT OF SECURITY INTEREST

10.1 Dealer shall make payment in full directly to Fujitsu for each item of Product Invoices are due and payable to Fujitsu in U.S. dollars according to the following schedule:

a) Product Systems (including PBX, phones and Application Processors as part of initial systems sale):

i) For Product System orders of $100,000 or higher one of the following 'LS required:

1. 25%,with placement of the order and the balance net 60 days from 100% compete shipment of order;

2. Assignment of lease payment proceeds at the time of order,

3. Establishment of a depository account for the purchase.


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ii) For Product System order less than $100,000 one of the following is required:

1. Net 60 days from date of 100% complete shipment of order,

2. Assignment of lease payment proceeds at the time of order,

3. Establishment of a depository account for the purchase.

b) Spares and Replacement Components

1. Net 60 days from date of shipment.

c) Training.

Net 60 days from date of invoice for billable training expenses (e.g. Documentation Computer Based Training (CBT), video training, or at Dealer site).

d) All other Invoices. (excluding terms from amendment agreements) shall be Net 60 days from date of invoice. Except for Dealer Demo systems which shall be Net 90 day terms.

Service and interest charges, of one percent (11/o) per month, subject to the limits permitted under applicable law, may be made on past due invoices for Products and any other charges due hereunder. In the event a Dealer disputes the amount of an invoice, written explanation must be provided within ten (10) days as to the reason for dispute. Dealer must make payment on the undisputed portion or amount of the invoice within the applicable time period defined in this
Section 10. 1.

10.2 Dealer shall establish and maintain credit satisfactory to Fujitsu. Fujitsu shall, in its sole discretion, establish a credit limit for Dealer based upon Fujitsu's analysis of Dealers credit worthiness. If, in Fujitsu's sole judgment the financial condition of Dealer does not justify continuation of the existing tem-is of payment or established credit limit Dealer fails to timely pay invoices for Product(s) shipped, or Dealer otherwise materially fails to perform hereunder, Fujitsu may require full or partial payment in advance of shipment assignment of proceeds, some other form of security, may otherwise change Dealers credit terms, or may withhold or suspend, in whole or in part, any shipment or any other performance or obligation hereunder.

10.3 Dealers will be required to set up an Depository Account as part of the Non-Exclusive Dealer Agreement A Depository Agreement must be executed with the Dealer and the dealer's bank within thirty (30) days of signing the Non-Exclusive Dealer Agreement. If Dealer can not locate a bank that offers depository accounts Fujitsu with recommend a source. The depository account will be used as a supplement to the Dealer's credit line. When Dealer reaches its credit line the next system purchase must be set up through the depository account.

10.4 In the event of any interim or permanent lease or other financing arrangements by any customer of Dealer, Dealer hereby agrees to take all action necessary for the release of funds from such financing to pay Fujitsu directly for such Products, without removing Dealer's obligation for payment.


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II. PRICES AND TAXES

11.1 The purchase price of Products or parts or components shipped hereunder shall be invoiced to and paid by Dealer at Fujitsu's then current list price on the date the order is received, less the applicable discount if any, on Attachment A.

11.2 Fujitsu may change its list prices at any time. Such changed prices will apply to all Orders received by Fujitsu after the effective date of such price change. In the event of a list price increase, Fujitsu will provide written notice to the Dealer at least thirty (30) days prior to the effective date of the price increase.

11.3 Dealer shall be responsible for the payment of all taxes, levies, or assessments imposed on the transactions hereunder or the Products, including without limitation all sales, use and excise taxes. Dealer must provide a copy of the tax exempt certificate to Dealer Program Administrator at the time the Dealer agreement is signed, to allow Fujitsu to refrain from collection of taxes it may otherwise be obligated to collect In the event no exemption is available, Dealer will prepay all applicable taxes to Fujitsu. Dealer's obligation in this regard shall survive the termination of this Agreement

12. SHIPMENT AND DELIVERY AND TITLE

12.1 All shipments hereunder shall be freight prepaid, F.O.B. Fujitsu's Anaheim CA. warehouse or shipping dock All Products shall be deemed delivered when placed in the possession of a carrier ready for shipment to Dealer.

12.2 Unless otherwise specified by the Dealer on the Orders, Fujitsu shall ship Products according to Fujitsu's customary method, freight and other necessary expenses prepaid and invoiced to Dealer. Dealer will pay shipping and handling charges, cost of insurance, and any applicable sales, customs, duties and use taxes, as well as any other costs associated with the shipment of the Products.

12.3 Dealer shall assume all risk of loss or damage upon delivery to the carrier at the F.O.B. point In the event of loss or damage subsequent to such delivery, Dealer shall bear complete responsibility for promptly advising any carrier and insurer of the loss, for filing a claim and for recovery of any sums owed by such parties to Dealer. Fujitsu agrees to cooperate with Dealer in establishing any such claim.

12.4 Fujitsu shall not be liable for any loss, damages or penalties for delay or failure in delivery for any cause.

12.5 Title to any Product hardware or component hardware shall pass to Dealer when Fujitsu has been paid in full for such Product hardware or component hardware.


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13. TRAINING

13.1 Dealer will order the appropriate Computer Based Training (CBT) module and set a tentative date to attend the first available F9600 I&M class offered by Fujitsu in conjunction with the execution of the Dealer Agreement. Dealer must maintain a minimum of two (2) certified technicians on each product. If Dealer's technicians are not certified prior to the first installation, support may be provided by the local branch at a negotiable price.

Fujitsu will Provide technical training at Fujitsu's National Training Center in Phoenix, AZ., Dealer, upon signing Agreement win be allowed four (4) weeks of tuition for technical training at, no charge (excluding fees for documentation and CBT). For new dealers, the four (4) weeks must be taken during the first year of the signed Agreement. For existing dealers training will be charged according to Attachment H.

Dealer shall be responsible for the following:

i. All travel, lodging, meals, and other expenses for their personnel attending training class at the Fujitsu facility.

ii. Dealer must order the appropriate Computer Based Training (CBT) module and set a tentative date to attend the first available class offered by Fujitsu in conjunction with the execution of the Dealer Agreement. To purchase all Computer Base Training (CB'f), videos, and documentation required for courses, at published rates.

iii. All off-site training classes, not held at the Fujitsu Facility, will require the Dealer to pay all expenses for Fujitsu personnel including instructor's cost, transportation, meals and lodging.


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13.2 The following training is mandatory for Dealer:

a) Installation and maintenance.

i. Minimum of two (2) certified technicians on each Product on a perpetual basis until the termination of this Agreement

ii. At least one (1) technician must be certified prior to first system installation (each Product line) or dealer must arrange with Fujitsu (at negotiated rate) to perform installation and maintenance until such time as a technician is certified

b) Product Sales

i. Minimum of one (1) trained sales person for each major market office. Sales Training classes will be provided at Fujitsu's National Training Center in Phoenix, AZ. Lodging, transportation, meals and documentation expenses are the responsibility of Dealer.

ii. Dealer is encouraged to attend Fujitsu's product sales class at Fujitsu's training facility in Phoenix, AZ. There will be a document fee for classes held in Phoenix. Training may also be provided at a Fujitsu branch office or dealer's office by a Fujitsu representative. Field training requires a $1,000 travel fee for the Fujitsu trainer and payment of this fee can be shared by the number of participating dealers. There will be an additional $200 master documentation fee per participating dealer for field held classes.

13.3. Fujitsu will monitor Dealer so that required tuition waived training is achieved. Fujitsu reserves the right to cancel Dealer participation if tuition waived training is misused. In the event that Dealer needs to cancel or change reservations the Dealer must comply with the cancellation policy in.


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13.4. Cancellation Policy

i. Notify the Fujitsu Training Registrar as soon as possible.

ii. If Dealer cancels enrollment of off-site class more than ten (10) business days before the start of class, Fujitsu will waive all charges.

iii. If Dealer cancels enrollment of off-site class, between six (6) and ten
(10) business days prior to the start of class, Dealer will be billed for 50% of the standard published rate.

iv. If Dealer cancels enrollment of off-site class, five (5) business days or less prior to the start of class, Dealer will be billed for 100% of the standard published rate.

14. EXCUSABLE DELAY

14.1 Neither Fujitsu nor Dealer shall be liable for any delay in or failure of performance hereunder due to causes beyond its control rendering performance commercially unreasonable including, but not limited to, war, revolution civil strike, labor trouble or disturbance, climatic disturbance, natural disaster, fire, acts of God, acts of public enemies, blockade, embargo, strikes, shortage of materials, failure of performance by suppliers, acts of government power failure, or import quotas. The party so affected by any delay shall use its best efforts to avoid or remove such cause for the delay and shall continue to perform hereunder whenever such cause or causes are removed or avoided. The party affected by any such delay will provide notice thereof to the other party as soon as possible.

14.2 Should such inability to perform continue for a period in excess of ninety
(90) days, Fujitsu shall not be obligated to sell nor shall Dealer be obligated to purchase that portion of the goods which Fujitsu is unable to deliver or Dealer is unable to receive or use.

15. WARRANTY AND WARRANTY ADMINISTRATION

15.1 The WARRANTY set forth in this Section 15 and the obligations and liabilities hereunder are exclusive and in lieu of and each party hereby waives all other guarantees and warranties, whether statutory, expressor implied, including, without limitation, any warranty of merchantability or fitness for a particular purpose. Dealers exclusive remedy for defective products shall be only as stated in this Section 15 in the event the remedies provided fail of their essential purpose, Fujitsu shall have the right but not the obligation to refund the money paid Fujitsu for the particular item of the products less a reasonable amount for its use.

15.2 The warranty herein is made only to Dealer and is not transferable. All warranty claims must be made by Dealer. Fujitsu will not accept warranty claims from Dealer's customers or other end users.


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15.3 Subject to the provisions of this Section 15, Fujitsu warrants, for a period of three (3) years from the date of shipment to Dealer for a period of three (3) years from the date of shipment to Dealer for F9600 Products, that the Products (hardware and software) manufactured by Fujitsu or a Fujitsu affiliate will be free from defects in material and workmanship. If any defects covered by this warranty appear and Fujitsu is notified within the said applicable period, Fujitsu shall have the option of repairing or replacing the defective component(s) of the Products at its expense. Reconditioned replacement components, parts or materials may be used in any such repair or replacement. Repaired or replacement parts or components are warranted for the remainder of the original warranty period or for ninety (90) days after replacement whichever is longer. Ile foregoing warranty shall be void for any item of the Products which has been subject to: (1) alteration or repair by persons not authorized by Fujitsu; (2) misuse, negligence, accident fire or other casualty, (3) operation beyond its design range, improper testing, or mishandling in any way, or (4 ) improper installation or maintenance or service by persons not authorized by Fujitsu. Fujitsu reserves the right to make any changes in the design or construction of the Products supplied hereunder at any time without incurring any obligation to make any change whatsoever to the Products previously shipped. The above warranty does not extend to products normally consumed in operation or which have a normal life shorter than the applicable warranty period.

15.4 Products to be repaired or replaced under this warranty must be returned to Fujitsu's repair facility, pursuant to Fujitsu Return and Repair Policy in Attachment D hereto. Dealer shall bear the cost of shipment to, and Fujitsu shall bear the normal cost of suffice shipment from the repair facility of Fujitsu in the United States. Fujitsu will confirm that the defect to the Product is covered by this warranty upon examination at its facility. Fujitsu has no obligation under warranty or otherwise to make repairs or replacements on customer or Dealer site or to send Fujitsu personnel on site for any Product situation or deficiency.

15.5 Dealer will provide to all of its customers and to all other end users of the Products sold by Dealer as part of the sale a copy of Fujitsu's Limited Warranty Policy Statement as set forth on Attachment G- I hereto or the applicable Application Processor warranty if such Application Processor is manufactured by a third party.

16. SOFTWARE, LICENSE

16.1 The terms of this Section 16 shall apply to any software and enhancements, updates or new releases thereof, and related documents provided by Fujitsu to Dealer and incorporated within, or used in conjunction with, the Fujitsu Products sold by Fujitsu to Dealer under this Agreement. Software licenses for any Application Processors manufactured by a third party and sold to Dealer under this agreement shall be limited to and governed by the terms and conditions of the distribution agreement between Fujitsu and the Application Processor supplier.

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


16.2 Fujitsu hereby grants and Dealer hereby accepts a non-exclusive license to use and sublicense the software to customers of Dealer ("sublicenses") only in conjunction with the use and sale of the Products as provided for herein, provided that such software is used only in conjunction with the Products obtained by the Dealer from Fujitsu and only in accordance with the following terms and conditions:

a) Right to use : Dealer or its immediate customer will use the Software only with the specific PBX Product to which it relates during the useful life of the Product Title and ownership of the Software shall at all times remain with Fujitsu or its affiliated company. This license is not transferable by Dealer except as permitted herein to its customers of the Products.

b) Confidentiality: Dealer and its customers agree that the Software shall be treated as the exclusive property of Fujitsu or its affiliated company and as proprietary to and a trade secret of Fujitsu or its affiliated company. Dealer and its customers win not decipher or otherwise attempt to ascertain the contents of the Software. Dealer and its customers will not make any copies of the Software without the prior written consent of Fujitsu except as necessary to administer and maintain the Product and any such copies are deemed to be the property of Fujitsu Dealer and its customers agree to pay Fujitsu a penalty of three times the right to use published list price, or equivalent if no published price, for each unauthorized copy of the Software made by or for Dealer or its customers and such copies are also to be deemed Fujitsu property.

c) Nondisclosure: Dealer and its customers will hold the Software in confidence for the benefit of Fujitsu or its affiliated company and will prevent the disclosure or communication to third parties of the Software and A information, data and know-how pertaining to the design and operation of the Software. Dealer and its customers will disclose the Software only to their respective employees or others authorized by Dealer or its Customers to administer and maintain the system who have a need to know for purposes consistent with the uses authorized under this license. Dealer and its customers shall be responsible to insure that their respective employees and others so authorized agree and are committed to abide by the provisions of this Agreement.


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


d) Modification : Dealer and its customers shall not make any additions, deletions or other modifications to the Software except as specifically instructed or authorized by Fujitsu

e) Termination : This license shall automatically terminate at such time as Dealer or any customer discontinues use of the Software. Fujitsu may terminate this license by written notice if Dealer or any customer breaches or defaults in any of its obligations under this license. In the event of any such breach or default Fujitsu shall be entitled to injunctive relief against any proscribed use or disclosure of die Software in addition to any other remedies provided by law and Dealer and its customers agree to indemnify Fujitsu for any loss or damage resulting from any such breach or default.

f) Return: Upon termination of this license, Dealer will promptly deliver to Fujitsu the Software and all copies thereof and all information pertaining to its design and operation or, at Fujitsu's election, destroy such item and deliver to Fujitsu certification of their destruction Dealer shall furnish its customers with a copy of Fujitsu's Limited Software Use Policy (Attachment G-2 hereto) and each such customer shall agree to the terms and conditions therein as a precondition of the transfer of the software license. There may be additional software restriction materials to be provided the customer by Dealer as Fujitsu may direct or as accompany the Products. Dealer will promptly notify Fujitsu if Dealer learns of any unauthorized copying, reproduction or transfer of the software or this license or any other breach of the license by any customer or user. The obligations of Dealer in this Section 16 shall survive any termination of this Agreement

16.3 The software and software license my not be transferred by Dealers customers except with the sale of the specific Product to which it relates provided the transfer has received Fujitsu prior written permission which permission to transfer may be granted by the specific software license finished with or for the Product if applicable, provided the intended transferee agrees in writing to be bound by the provisions as a precondition to the transfer.

16.4 The license granted hereunder shall commence on the date the software is received by the Dealer and shall continue until terminated by Fujitsu due to any one of the following:

a) A breach by Dealer in the terms of this Section; or

b) Mutual agreement of the parties hereto; or

c) Termination of this Agreement for any reason; or

d) Expiration of this Agreement; provided, however that termination of such license shall not act to terminate existing sublicenses granted by Dealer in accordance with the terms of this Agreement unless the sublicenses has also violated the provisions of the sublicense granted or this Agreement.

16.5 The software license herein may be supplemented by the provisions of any software license specifically finished with or for the Product.

16.6 In the event that these licenses are subject to ongoing taxation by any jurisdiction, Fujitsu shall not be responsible for the payment of such taxes.

17. LIMITATION OF LIABILITY

17.1 Fujitsu shall not be liable for any commercial losses, loss of revenues or profits, loss of goodwill, inconvenience, or exemplary, special, incidental, indirect consequential or punitive damages whatsoever, or claims of third parties, regardless of the form of any claim, whether in contract or tort whether from breach of this agreement or defective or inadequate products or service, or arising from dealers or its customers inability to use a product either separately or in combination with any other equipment or from loss of data, or from any other cause, even if Fujitsu has been advised or should be aware of the possibility of such damages. Fujitsu's liability for loss or damages shall not exceed the price paid Fujitsu for the particular item of a product regardless of the form of any claim Fujitsu shall have no liability resulting from use of a product in connection with life support devices.

17.2 The period of limitation for any cause of action arising out to based upon or relating to Fujitsu's warranty herein or a defect in or a failure of performance of a product or any service rendered by Fujitsu is hereby reduced to and shall be a period of one year after such cause of action accrues.

18. PATENT MATTERS

Fujitsu shall defend any suit or proceeding brought against Dealer and shall hold Dealer harmless from any damages finally awarded against Dealer to the extent they are based upon a claim that the Products sold by Fujitsu infringe a United States patent or copyright (excepting a claim based upon a design or modification incorporated in such Products at die request of Dealer or a claim based upon the use of the Products in combination with other apparatus in which event(s) Dealer shall indemnify Fujitsu);provided that Dealer promptly notifies Fujitsu in writing within ten (10) days of receipt of notice of any such suit or proceeding and provided that Dealer gives Fujitsu the right to defend or control the defense and/or settlement of any such suit or proceeding (at Fujitsu's expense) and Dealer provides all necessary information and assistance for such defense. In the event the Products, or any part thereof is in such suit held to constitute infringement and/or the use of said Products or part is enjoined, Fujitsu may, at its own expense and obligation, and at Fujitsu election procure for the Dealer the right to continue using said Product or may replace same with non-infringing equipment modify it so it becomes non-infringing, or remove said item of equipment and refund the Purchase Price thereof paid to Fujitsu less a reasonable deduction commensurate with the value of the use of said Product.

THIS SECTION 18 SETS FORTH FUJITSU'S ENTIRE LIABILITY AND RESPONSIBILITY WITH RESPECT TO PATENTS AND COPYRIGHTS. THIS SECTION SHALL NOT APPLY TO APPLICATION PROCESSORS MANUFACTURED BY A THIRD PARTY AND SOLD UNDER THIS AGREEMENT, AND FUJITSU SHALL HAVE- NO LIABILITY OR RESPONSIBILITY WITH RESPECT TO SUCH APPLICATION PROCESSORS, UNLESS THIS SECTION IS INCORPORATED BY REFERENCE INTO THE AMENDMENT AUTHORIZING DEALER TO SELL SUCH APPLICATION PROCESSOR.

19. USE OF TRADEMARKS AND NAME

19.1. The Dealer may refer to itself during the Agreement period as a Dealer for Fujitsu Products solely in connection with Products purchased or otherwise acquired from Fujitsu under this Agreement. Dealer shall not represent, state, or imply that it is a division, subsidiary, affiliate, franchise or agent of Fujitsu or any other Fujitsu affiliate.

19.2. Dealer acknowledges and agrees that Fujitsu's or its affiliates trademarks and trade names set forth in Attachment C hereto or anything similar thereto (all of which are however referred to as the "Trademarks") shall at all times be the property of Fujitsu or its affiliate, that Fujitsu or its affiliate has title thereto, and that Fujitsu or its affiliate has the right to control the use of the Trademarks and take all appropriate measures for their protection. Any use of the Trademarks by Dealer shall inure the benefit of Fujitsu or its affiliate. Dealer my only use the Trademarks associated with the particular Products herein. Dealer shall cooperate fully with Fujitsu or its affiliate at Fujitsu's or its affiliates expense in the defense and protection of the Trademarks.

19.3. Dealer may utilize the Trademarks of Fujitsu solely for the purpose of identifying Products purchased from Fujitsu pursuant to this Agreement. No other rights are granted to the Dealer to use the Trademarks of Fujitsu its suppliers and vendors, or any Fujitsu affiliate who may supply equipment, Products, or services pursuant to sales made under this Agreement or otherwise.

19.4. Upon termination or expiration of this Agreement Dealer shall immediately cease referring to itself as a Dealer for Fujitsu and its Products, and shall cease using the Trademarks of Fujitsu except as to those Products which remain in the inventory of the Dealer. The Dealer shall also promptly return to Fujitsu or destroy all materials in its possession or under its control employing such Trademarks used in connection with the Products, including all signs, advertising, letterhead, and forms. Dealer shall likewise discontinue all representations from which it might be inferred that any relationship exists between Dealer and Fujitsu.

19.5. Dealer will not register or apply to register any Trademark of Fujitsu or any other Fujitsu affiliate, nor use, register or apply to register any other word or device likely to be confused with Fujitsu Trademarks or those of any Fujitsu affiliate. The obligations of this Section 19 shall survive the termination or expiration of this Agreement.

20. REPAIR SUPPORT

20.1. Dealer shall be responsible for all field maintenance services to its customers and end users at its sole cost and expense.

20.2. In addition to repairs provided for pursuant to the provisions of this Agreement Fujitsu agrees to provide, at Fujitsu's standard price and terms for such work, repair service on all products ordered hereunder during the term of this Agreement and for a period of five (5) years from the shipment to Dealer of the particular product system or until Fujitsu provides (60) days notice of discontinuation to Dealer, if earlier.

20.3. Payment for repair services shall be made by Dealer within sixty (60) days of the invoice date. At the sole discretion of Fujitsu, Dealer may be required to pay for repair services prior to services actually being performed.

20.4. Return authorization procedures for repairs and repair services shall be governed by Fujitsu Return and Repair Policy in Attachment D hereto (which may be amended at any time by Fujitsu upon (30) days notice). Dealer agrees to utilize Fujitsu's repair services wherever practicable.

21. SPARE PARTS

21.1. Fujitsu will provide new or refurbished (at Fujitsu election) spare parts for the Fujitsu Products sold hereunder for a period of ten (10) years from the shipment to Dealer of the particular Fujitsu Product or until Fujitsu provides sixty (60) days' notice of discontinuation to Dealer, if earlier. Such spare parts will be available to the Dealer at prices in effect at the time such items are requested.

22. TERMINATION

22.1 Either party may terminate this Agreement at any time for any reason upon
(60) days' written notice.

22.2 Fujitsu may immediately terminate this Agreement effective upon written notice to the Dealer at any one of the following events occur:

a) Insolvency of Dealer, the filing by or against Dealer for relief under the U.S. (or other applicable) Bankruptcy Code, or the execution by Dealer of an assignment for the benefit of its creditors.

b) A significant change in the nature, control, or ownership of Dealer's business, whether voluntary or by operation of law, not acceptable to Fujitsu.

c) Any attempted transfer or assignment of tins Agreement by Dealer without the prior written consent of Fujitsu.

d) Failure of Dealer to function in the ordinary course of business as a Dealer or failure or default of Dealer for any reason to carry out the obligations of this Agreement which is not remedied within thirty (30) days of Fujitsu's notice to cure said failure or default. .

e) Any failure by Dealer to properly pay for Products or services in accordance with the terms and conditions of this Agreement.

f) Any failure by Dealer to purchase an F9600 demo system(s) for its own internal use as required by Section 4.1 (o) of this Agreement.

g) Any failure by Dealer to complete its required training as set forth in
Section 13 herein.

22.3 In addition to the foregoing, in the event Fujitsu is not promptly and properly paid for Products or any services rendered, Fujitsu may, at its option, suspend performance under this Agreement.

22.4 Termination or non-renewal of this Agreement shall not release Dealer from any obligation to pay Fujitsu any sum wlnch may then be due or thereafter become due and owing including without limitation payments for Product ordered or shipped.

22.5 Dealer acknowledges and agrees there shall be no obligation on the part of Fujitsu to repurchase any portion of Dealer's inventory of Products if this Agreement is terminated or not renewed for any reason by Dealer or by Fujitsu.

22.6 Upon notice of election to terminate or not renew this Agreement, Fujitsu, at its option, my accept Orders on cash terms or such other terms as may be mutually agreed upon, for Products which Dealer is contractually obligated to furnish to customers/end users prior to the effective date of terminationand which are not in Dealer's inventory; provided that Dealer furnishes satisfactory evidence to Fujitsu of the existence of the contractual obligation and provided further that Fujitsu has a sufficient supply of Product(s) in stock and available for distribution to supply the same to Dealer.

22.7. DEALER ACKNOWLEDGES THAT IN THE EVENT OF TERMINATION OR

NONRENEWAL OF THIS AGREEMENT, IT SHALL HAVE NO RIGHT TO DAMAGES OR INDEMNIFICATION OF ANY NATURE FROM FUJITSU WHETHER BY WAY OF FUTURE PROFITS OR REVENUE OR ANY OTHER LOSS ON ACCOUNT OF EXPENDITURES, INVESTMENTS, LEASES OR COMMITMENTS MADE IN CONNECTION WITH THE BUSINESS OR GOODWILL OF DEALER OR OTHERWISE.

22.8. DEALER ACKNOWLEDGES THAT IN THE EVENT OF TERMINATION OR

NONRENEWAL OF THIS AGREEMENT, IT SHALL HAVE NO RIGHT TO DAMAGES OR INDEMNIFICATION OF ANY NATURE FROM FUJITSU WHETHER BY WAY OF FUTURE PROFITS OR REVENUE OR ANY OTHER LOSS ON ACCOUNT OF EXPENDITURES, INVESTMENTS, LEASES OR COMMITMENTS MADE IN CONNECTION WITH THE BUSINESS OR GOODWILL OF DEALER OR OTHERWISE.

22.9. Any failure or forbearance by Fujitsu to exercise its right of termination upon the accrual of a cause for termination under this Section 22 shall not operate as a waiver by Fujitsu to exercise such right at a later date or upon continued or further default.

22.10. In the event that either party has any business transactions with the other after termination or non- renewal of this Agreement such transactions shall not be construed as a renewal of this Agreement In the event of termination or non-renewal of this Agreement Fujitsu shall not be liable for refusing to accept any orders which had not been accepted prior to the date of termination or expiration, except that Fujitsu will reasonably attempt to accept orders as set forth in Section 22.6 above. Any Orders from Dealer accepted by Fujitsu after termination or non-renewal of this Agreement and the furnishing of products thereunder shall be governed by the provisions of Fujitsu's General Conditions of Sale then in effect

23. MANUFACTURE OF PRODUCTS BY FUJITSUS AFFILIATE

It is expressly understood that some of the Products to be sold to Dealer hereunder will be manufactured by Fujitsu affiliate and Fujitsu's right to resell to Dealer is granted to Fujitsu by its affiliate. Accordingly, there may be delays in shipments of Products to Fujitsu in warranty or other repair, or changes in the Products not caused by or within the control of Fujitsu. Fujitsu's right to resell may be terminated or curtailed. Dealer accepts this Agreement and its terms and conditions subject to the above and agrees not to hold Fujitsu responsible or otherwise look to Fujitsu for recourse of compensation should any of the above occur. Fujitsu agrees to use its best efforts to avoid any such occurrence. Dealer will advise its customers of this situation.

24. INDEMNIFICATION

Dealer shall defend, hold harmless and indemnify Fujitsu from and against any and all claims, actions or suits arising out of or resulting from the actions or omissions of Dealer or its employees or agents under or with respect to the Agreement or any prior Agreement between the parties or their predecessors or affiliates or from any default by Dealer under this or any prior Agreement

25. ASSIGNMENT

Neither this Agreement nor the obligations arising hereunder, may be assigned by Dealer without the prior written consent of Fujitsu. Any prohibited assignment of this Agreement shall be null and void. Fujitsu may assign this Agreement to any Fujitsu affiliated company or as the result of any reorganization, merger or restructuring and shall advise Dealer of such assignment This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the parties hereto.

26. GENERAL TERMS

26.1. This Agreement shall be governed by and construed in accordance with the substantive and procedural laws and practice of the State of California, without giving effect to the principles of conflict of laws. Venue and jurisdiction for the resolution of all controversies of this Agreement shall lie only in Los Angeles or Orange County, California.

26.2. The invalidity or unenforceabihty of any particular provision of this Agreement shall not effect the other provisions of this Agreement and shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

26.3. All information or assistance of a technical or business nature, including the contents of this Agreement provided to Dealer by Fujitsu in connection with the negotiation of this Agreement or performance hereunder, and not specifically authorized in writing by Fujitsu and delivered for the purpose of dealer's reproduction and/or delivery to its customers, shall be deemed to be of a proprietary and confidential nature and shall be received by Dealer in strict confidence and not revealed to third parties or applied to uses or purposes outside Dealers performance of its obligations under this Agreement No use or disclosure my be made of such information for die manufacture, sale or promotion of communications products except for the Products to be sold pursuant hereto. All such information and material provided to Dealer and all copies thereof shall remain Fujitsu property and shall be returned to Fujitsu upon demand.

26.4. The waiver of any term, condition or provision of this Agreement shall not be construed as a waiver of any other term, condition, or provision nor shall such waiver be deemed a waiver of any subsequent breach thereof.

26.5. Headings used in this Agreement are for convenience only and shall not be used in interpreting the provisions of this Agreement.

26.6. Except as otherwise expressly provided in this Agreement the provisions of the Agreement are for the benefit of the parties hereto and not for the benefit of any other person or entity.

26.7. The provisions contained in this Agreement that by their sense and context are capable of surviving the expiration or termination of the Agreement shall so survive the expiration or termination of this Agreement

26.8. The provisions of this Agreement obligate Dealer and Fujitsu only to the extent that such provisions are lawful and if any provision of this Agreement is or shall be deemed by mutual agreement of the parties or by final decision in arbitration or of a court of law or regulative body to be prohibited by law, it is and shall be ineffective, but only to the extent of and wherever such prohibition shall be applicable and without invalidating any other provisions hereof

27. NOTICES

Any notices or demand given in connection with this Agreement shall be given in writing and transmitted by personal delivery, prepaid registered or certified mail, addressed as follows:

To: Fujitsu Business Communication Systems, Inc.
Attn: President
3190 Miraloma Avenue
Anaheim, California 92806

With a copy to: Fujitsu Business Communication Systems, Inc.
1001 Warrenville Road, Suite 200
Attn: Vice President, Distributor Sales
Lisle, IL 60532

To: Dealer: Method Products Corporation
Address: 1301 W. Copons Road F-2 Pompano Bch, Florida 33064
Attention:
CEO Mark Antonucci

Any such notice shall be effective when given.

28. RESOLUTION OF DISPUTES

28.1 Any controversy or claim arising out of or relating to this Agreement, any modifications or extensions hereto, or any Order, sale, or performance hereunder, including any claim for damages or rescission or both shall be settled by binding arbitration m accordance with the Commercial arbitration codes of the American Arbitration Association. Judgment upon the award rendered by the arbitrator(s) may be entered m any court having jurisdiction thereof and the parties cannot agree on the place of arbitrators the arbitration shall take place in Santa Ana, CA.

28.2 The prevailing party in any arbitration shall be entitled, in addition to any other rights or remedies it may have, to reimbursement for its expenses incurred thereby including arbitration costs, reasonable attorneys' fees, and arbitrators' fees.

29. ENTIRE AGREEMENT: AMENDMENT

This Agreement constitutes the entire Agreement between the parties with respect to the subject matter hereof. This Agreement supersedes and terminates all prior agreements, representations or understandings, whether written or oral, with respect to the subject matter hereof, except with respect to any existing trade indebtedness which may be owing from either party to the other or any existing unfilled orders from Dealer to Fujitsu which will be governed and controlled by the terms and conditions herein. This Agreement may only be modified or amended by an instrument in writing signed by duly authorized representatives of both parties.

IN WITNESS WHEREOF, this Agreement has been executed by duly authorized representatives by both parties hereto be effective as of the date first written above.

DEALER FUJITSU BUSINESS COMMUNICATION

SYSTEMS, INC.

Signature Signature

CEO Vice President, Distributor Sales

Title Title

11-6-99 11-22-99

Date Date